FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
US court decision favours Symbicort patents

3 March 2021 07:00 GMT

US court decision favours Symbicort in patent litigation

The US District Court for the Northern District of West Virginia has decided in favour of AstraZeneca in litigation against Mylan Pharmaceuticals Inc. (Mylan) and Kindeva Drug Delivery L.P. (Kindeva), determining that asserted claims in three of AstraZeneca's patents protecting Symbicort (budesonide/formoterol) in the US are not invalid.

Ruud Dobber, Executive Vice President, BioPharmaceuticals Business Unit, said: "AstraZeneca is pleased with the Court's decision, and we maintain full confidence in the strength of our intellectual property rights protecting Symbicort."

Symbicort US patent trial
In October 2018, AstraZeneca initiated litigation against Mylan and subsequently against 3M Company (3M) asserting infringement of various US patents covering Symbicort. In July 2020, Kindeva was added as a defendant in the action. 3M was voluntarily dismissed from the case.

In September 2020, Mylan and Kindeva stipulated to patent infringement to the extent that the asserted patent claims were found to be valid and enforceable, but reserved the right to seek a vacatur of the stipulation if the US Court of Appeals for the Federal Circuit reverses or modifies the District Court's claim construction. At trial, Mylan and Kindeva contended that each asserted patent claim is invalid under the US patent laws.

Symbicort
Symbicort (budesonide/formoterol) is a combination formulation containing budesonide, an inhaled corticosteroid that treats underlying inflammation, and formoterol, a long-acting beta2-agonist bronchodilator with a fast onset of action, in a single inhaler. Symbicort was launched in 2000 and is approved in approximately 120 countries to treat asthma and/or chronic obstructive pulmonary disease (COPD) either as Symbicort Turbuhaler or Symbicort pressurised metered-dose inhaler (pMDI). In the US, Symbicort is only approved for use in a pMDI. In January 2020 AstraZeneca entered an agreement with Prasco, LLC to distribute an authorised-generic version of Symbicort in the US.

AstraZeneca in Respiratory & Immunology
Respiratory & Immunology is one of AstraZeneca's three therapy areas and is a key growth driver for the Company.

AstraZeneca is an established leader in respiratory care with a 50-year heritage. The Company aims to transform the treatment of asthma and COPD by focusing on earlier biology-led treatment, eliminating preventable asthma attacks, and removing COPD as a top-three leading cause of death. The Company's early respiratory research is focused on emerging science involving immune mechanisms, lung damage and abnormal cell-repair processes in disease and neuronal dysfunction.

With common pathways and underlying disease drivers across respiratory and immunology, AstraZeneca is following the science from chronic lung diseases to immunology-driven disease areas. The Company's growing presence in immunology is focused on five mid- to late-stage franchises with multi-disease potential, in areas including rheumatology (including systemic lupus erythematosus), dermatology, gastroenterology, and systemic eosinophilic-driven diseases. AstraZeneca's ambition in Respiratory & Immunology is to achieve disease modification and durable remission for millions of patients worldwide.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 03 March 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary